GENTOR RESOURCES INC.

Suite 7070, 1 First Canadian Place

100 King Street West

Toronto, Ontario, M5X 1E3

Canada

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting (the "Meeting") of shareholders of Gentor Resources Inc. (the "Company") will be held at the offices of Norton Rose Fulbright Canada llp, Royal Bank Plaza, South Tower, Suite 3800, 200 Bay Street, Toronto, Ontario, Canada on Friday, the 23rd day of May, 2014 at the hour of 10:30 in the forenoon (Toronto time), for the following purposes:

(1)	To consider and, if thought advisable, to authorize and approve by means of an ordinary resolution, the sale by the Company of all of the Company’s properties in Oman; and

(2)	To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Company (the "Circular") accompanying and forming part of this Notice. This Notice and the accompanying Circular have been sent to each director of the Company, each shareholder of the Company entitled to notice of the Meeting and the auditors of the Company.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Company c/o TMX Equity Transfer Services, Suite 300, 200 University Avenue, Toronto, Ontario, M5H 4H1, Canada.

DATED the 24th day of April, 2014.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Corporate Secretary

NOTE:	The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 21st day of May, 2014 before which time the instrument of proxy to be used at the Meeting must be deposited with the Company c/o TMX Equity Transfer Services, Suite 300, 200 University Avenue, Toronto, Ontario, M5H 4H1, Canada, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.